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                          March 8, 2023

       Kiattipong Arttachariya
       Chief Financial Officer
       Zapp Electric Vehicles Group Ltd
       87/1 Wireless Road
       26/F Capital Tower
       All Seasons Place
       Lumpini, Patumwan
       Bangkok 10330 Thailand

                                                        Re: Zapp Electric
Vehicles Group Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed on March 3,
2023
                                                            File No. 333-268857

       Dear Kiattipong Arttachariya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

       Amendment No.5 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 102

   1. It appears in the pro forma financial statements you have replaced the maximum redemption scenario
assuming the redemption of all 28,750,000 shares of CIIG II
                                                        common shares that are
subject to redemption with the scenario depicting the maximum number of CIIG II
common shares that may be redeemed (i.e., 27,252,892 shares) to maintain a sufficient
amount of net tangible assets that would allow the business
                                                        combination to close.
It also appears that all the references made to a maximum
 Kiattipong Arttachariya
Zapp Electric Vehicles Group Ltd
March 8, 2023
Page 2
      redemption scenario in the filing reflect the redemption of 27,252,892 shares. We do not believe the current presentation and discussion related to the maximum redemption scenario is appropriate. Please revise your disclosures to address the following:
          Tell us why the scenario depicting the redemption of 27,252,892 shares was presented given this scenario does not appear to result in a sufficient amount of net tangible assets required for the business combination to close. Present all three scenarios in the pro forma financial statements including No
           Redemption, Maximum Redemption assuming the redemption of all 28,750,000 shares, and Maximum Redemptions Allowed to Close assuming a redemption amount that would result in net tangible assets of $5,000,001 or greater upon the closing of the business combination.
          Update all the relevant disclosures in the filing to clearly define and separately discuss the Maximum Redemption scenario and Maximum Redemptions Allowed to
           Close scenario.
          Expand the question and answer on page 9 to discuss the potential cash shortfall in the maximum redemption scenario as we previously requested.

       You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameKiattipong Arttachariya
                                                           Division of
Corporation Finance
Comapany NameZapp Electric Vehicles Group Ltd
                                                           Office of
Manufacturing
March 8, 2023 Page 2
cc:       Rachel Wong
FirstName LastName